Exhibit (a)(5)(ii)

400 Centre Street, Newton, MA 02458-2076

tel: (617) 964-8389 fax: (617) 969-5730

FOR IMMEDIATE RELEASE	Contacts:
Timothy A. Bonang, Vice President, Investor Relations, or Carlynn Finn, Manager, Investor Relations.
(617) 796-8232
www.hptreit.com

Hospitality Properties Trust Announces Completion and Results of Tender Offer

Newton, MA (April 12, 2010):  Hospitality Properties Trust (NYSE: HPT) today announced the completion of its previously announced cash tender offer for any and all of the approximately $265 million outstanding principal amount of its 3.80% Convertible Senior Notes due 2027 (the “Notes”). The tender offer expired on April 9, 2010 at Midnight, New York City time.

Pursuant to the terms of the offer, $139.1 million aggregate principal amount of the Notes, representing 52.5% of the aggregate principal amount of the outstanding Notes prior to the offer were accepted for purchase. HPT expects to make payment of the aggregate consideration of approximately $139.5 million including accrued and unpaid interest on the validly tendered Notes on April 13, 2010 using cash on hand.  After giving effect to the purchase of the tendered Notes, approximately $125.6 million aggregate principal amount of the Notes will remain outstanding.

BofA Merrill Lynch, BNY Mellon Capital Markets, LLC and Citi acted as Dealer Managers for the tender offer and D.F. King & Co., Inc. acted as the Information Agent and Depository for the tender offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell the Notes.  The Tender Offer was made only pursuant to the Offer to Purchase and related Letter of Transmittal that HPT filed with the Securities and Exchange Commission and disseminated to holders of the Notes.

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A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the New York Stock Exchange.

No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.